UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DJSP ENTERPRISES, INC.

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

 (Title of Class of Securities)

G7982P

 (CUSIP Number)

Kerry Propper
c/o Chardan Capital Markets, LLC
17 State Street, Suite 1600
New York, NY 10004
(646) 465-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 15, 2010

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.	Names of Reporting Person: Kerry Propper

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF, OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	0

8.	Shared Voting Power:	6,473,632(1)

9.	Sole Dispositive Power:	1,014,082(2)

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,473,632(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 43.6%

14.	Type of Reporting Person (See Instructions): IN

(1) Kerry Propper has a pecuniary interest in 314,107 Ordinary Shares and 699,975 Ordinary Shares underlying warrants.  Pursuant to SEC beneficial ownership rules, Mr. Propper is required to include 1,988,755 Ordinary Shares and 3,470,791 Ordinary Shares underlying warrants in his beneficial ownership even though he does not have a pecuniary interest in such securities due to his entry into a Voting Agreement described in this Schedule 13D.

(2) Consists of 314,107 Ordinary Shares and 699,975 Ordinary Shares underlying warrants.

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ITEM 1.          SECURITY AND ISSUER

This Schedule 13D relates to the ordinary shares, par value $0.0001 (the “Ordinary Shares,”) of DJSP Enterprises, Inc. (the “Issuer”).  The principal executive offices of the Issuer are located at 900 South Pine Island Road, Suite 400, Plantation, FL 33324.

ITEM 2.           IDENTITY AND BACKGROUND

(a)	Name:

This Schedule 13D is being filed by Kerry Propper.

(b)	Residence or Business Address:

The business address of Mr. Propper is c/o Chardan Capital Markets, LLC; 17 State Street; Suite 1600; New York, NY 10004.

(c)	Present Principal Occupation or Employment:

Mr. Propper’s principal occupation is Chief Executive Officer of Chardan Capital Markets, LLC, a New York and Beijing-based investment bank.

(d)	Criminal Convictions:

During the last five years, Mr. Propper has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	Civil Proceedings:

During the last five years, Mr. Propper has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

Mr. Propper is a citizen of the United States.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On July 30, 2008, the Issuer issued 302,907 units (the “Units”), each unit consisting of one Ordinary Share and one warrant to purchase one Ordinary Share to Mr. Propper as a founding shareholder. On August 15, 2008, the Issuer issued 377,968 Warrants (the “Warrants” and together with the Units, the “Initial Shares”) to Mr. Propper for consideration of $0.50 per Warrant. Mr. Propper purchased the Warrants with his personal funds. At the time of such issuance of the Units and Warrants, Mr. Propper was Chief Executive Officer and a director of the Company.

On January 15, 2010, the Issuer consummated the acquisition (the “Business Combination”) of a controlling interest in DAL Group, LLC (“DAL”) pursuant to a Master Acquisition Agreement (the “Acquisition Agreement”) dated as of December 10, 2009. As additional consideration for the Business Combination under the Acquisition Agreement, certain shareholders of the Issuer, including Mr. Propper, entered into a Voting Agreement (as defined and described in Item 4 below).

CUSIP No.   G7982P

Between June 4, 2010 and June 8, 2010, Mr. Propper acquired 11,200 Ordinary Shares and warrants to purchase 19,100 Ordinary Shares (the “Additional Shares”) in the open market using Mr. Propper’s personal funds. The Initial Shares and the Additional Shares are subject to the Voting Agreement (as defined and described in Item 4 below).

The warrants became exercisable on January 15, 2010 at an exercise price of $5.00 per share, and expire on 5:00 p.m., New York City time, on August 11, 2012

ITEM 4.           PURPOSE OF TRANSACTION

The Business Combination.  On January 15, 2010, pursuant to the terms of the Acquisition Agreement, (i) PTA and DSI contributed all of their assets and liabilities to PTA LLC and DSI LLC, respectively, and DJS contributed certain of its assets and liabilities relating to the non-legal processing portion of its operations to DJS LLC, (ii) the membership interests of DJS LLC, PTA LLC and DSI LLC were transferred to DAL, and (iii) membership interests of DAL were acquired by the Issuer and the Stern Contributors. Unless otherwise indicated, capitalized terms used and not defined herein have the same meaning as set forth in the Acquisition Agreement filed as an exhibit to this Schedule 13D and incorporated herein by reference.

Voting Agreement.  In connection with the closing of the Acquisition Agreement, the Issuer, and certain other persons (including Mr. Propper) entered into a voting agreement dated as of January 15, 2010 (“Voting Agreement”).  Pursuant to the terms of the Voting Agreement, the parties to the agreement other than the Company agreed to vote all of the Ordinary Shares held by them as of the date of the Voting Agreement and subsequently acquired during the term of the Voting Agreement in favor of certain nominees for the Issuer’s Board of Directors.  Mr. Propper has the right to participate in the nomination of two such persons pursuant to the terms of the Voting Agreement.  The Voting Agreement also contains certain other voting obligations relating to the board of directors of the Issuer. The term of the Voting Agreement is five years from the closing of the transactions contemplated by the Acquisition Agreement, or shorter in certain other events set forth in the Voting Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference. As of January 15, 2010, there were 2,291,666 Ordinary Shares and 4,151,666 warrants, each to purchase one Ordinary Share, subject to the Voting Agreement, which numbers include the Initial Shares.

Mr. Propper hereby disclaims beneficial ownership of any Issuer securities owned directly or indirectly by any other party to the Voting Agreement.

The purpose of the issuance of the Initial Shares and Mr. Propper’s purchase of the Additional Shares was for personal investment.

Other than Mr. Propper’s beneficial ownership of the Ordinary Shares described in this Schedule 13D, the transactions described above, and Mr. Propper’s desire to purchase additional Ordinary Shares or warrants in the open market, Mr. Propper not have any current plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i)  a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

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ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

(a)	Aggregate Beneficial Ownership:

As of June 8, 2010, Mr. Propper beneficially owned 2,302,866 Ordinary Shares and 4,170,766 Ordinary Shares underlying warrants, representing 43.6% of the total issued and outstanding Ordinary Shares, assuming 10,663,866 Ordinary Shares issued and outstanding as of June 4, 2010 as reported in the Issuer’s Registration Statement on Form F-1.

(b)	Power to Vote and Dispose of the Issuer Shares:

Mr. Propper has shared voting power with respect to the 2,302,866 Ordinary Shares and 4,170,766 Ordinary Shares underlying warrants reported on this Schedule 13D pursuant to the Voting Agreement and has sole power to dispose of or to direct the disposition with respect to 314,107 Ordinary Shares and 699,975 Ordinary Shares underlying warrants.

(c)	Transactions Effected During the Past 60 Days:

Mr. Propper has not effected any transactions in the Ordinary Shares during the past 60 days, other than as described in this Schedule 13D.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information included in Item 4 above is hereby incorporated herein by reference.

On January 15, 2010, the Issuer entered into a Warrant Sale Agreement pursuant to which certain holders of warrants to purchase Ordinary Shares (the “Warrantholders”), including Mr. Propper, agreed to either exercise certain warrants issued by the Issuer held by them for cash or to sell the warrants to a third party on the condition that the third party will exercise them for cash. The Warrant Sale Agreement is filed as an exhibit to this Schedule 13D.

Other than the arrangements described under this Schedule 13D, Mr. Propper has not entered into any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

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ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

1.	Voting Agreement*

2.
Master Acquisition Agreement dated as of December 10, 2009, by and among David J. Stern, Law Offices of David J. Stern, Professional Title and Abstract Company of Florida, Inc., Default Servicing, Inc., Raj K. Gupta, Jeffrey A. Valenty, FlatWorld DAL LLC, Fortuna Capital Partners, LP, DJS Processing, LLC, Professional Title and Abstract Company of Florida, LLC, Default Servicing, LLC, DAL, and the Company.**

3.	Warrant Sale Agreement.*

4.	Form of Warrant Agreement by and between the Company and Continental Stock Transfer & Trust Company***

*	Incorporated by reference to exhibits filed with the Issuer’s Shell Company Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 20-F filed January 22, 2010.

**	Incorporated by reference to the Issuer’s proxy statement filed under cover of Form 6-K dated December 29, 2009.

***	Incorporated by reference to exhibits filed with the Issuer’s Registration Statement or Form F-1 and amendments thereto (File No. 333-152623).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2010

/s/ Kerry Propper
Kerry Propper